SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 27, 2017

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 27, 2017, entitled “Syneron Candela Announces CE Mark for CO2RE® Intima.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: March 27, 2017

Syneron Candela Announces CE Mark for CO2RE® Intima

CO2RE Intima Now First In-Office Laser Procedure CE Marked for the Treatment
of Vaginal Atrophy and Rejuvenation

March 27, 2017 – Syneron Medical Ltd. (NASDAQ: ELOS), a leading global aesthetic device company, today announced that the company secured the CE Mark for CO2RE Intima, making it the first in-office laser procedure now CE marked for the treatment of vaginal atrophy and rejuvenation. CO2RE Intima is a simple non-surgical treatment that promotes vaginal wellness amongst a broad array of women, while delivering a renewed sense of confidence, comfort, quality of life and enhanced sexual functioning. CO2RE Intima relieves the effects of childbirth and aging by stimulating healing responses in the vaginal canal to enhance moisture levels, while also remodeling the tissue fibers in the vaginal and vulvar areas to restore their flexibility and shape. It is also used to address changes and symptoms associated with painful intercourse.

A survey of menopausal women showed that 75% suffered from vaginal dryness, and 90% said it negatively affects their lives. In the same survey, 63% of post childbirth women felt their vagina was looser since giving birth and would consider a non-surgical procedure to tighten their vaginal canal.1

“I have previously used other technologies for this type of vaginal treatment, but the CO2 technology of CO2RE Intima is more effective because it provides the type of fractional impact that is most effective on mucosal tissue,” says César Arroyo, MD, head of the Medical Laser Unit in HM Monteprincipe Hospital, Madrid, Spain. “Additionally, it can be used to treat multiple areas including the vaginal canal, introitus and vulva.”

CO2RE Intima delivers favorable results, with mild to no discomfort and little downtime. In a clinical study, conducted by Dr. Arroyo, at the three-month follow-up after the third treatment, 100% of women reported satisfaction with the treatment and 94% would recommend it to others.2 Additionally, 82% of the women showed a statistically significant improvement in the vaginal health index (p<0.05).2 The treatment requires no anesthesia and typically takes around 15 minutes to treat. Most patients feel and see improvement after the very first treatment; however, a series of three treatments, about four weeks apart, is recommended for optimal results.

“We are proud to be the first company to secure the CE Mark for the treatment of vaginal atrophy and rejuvenation,” says Amit Meridor, CEO of Syneron Candela. “CO2RE Intima’s recent CE Mark demonstrates Syneron Candela’s continuing commitment to innovation and leadership in aesthetic medicine, and now in the women’s intimate health category.”

1 Toluna Quick Study Survey, 2015.
2 3-month results from Clinical Study HM Monteprincipe Hospital, Madrid, Spain, 2016 as presented at the American Society for Laser Medicine & Surgery (ASLMS) 2016 annual meeting.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate health, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape Power, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S. The company markets, services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

For additional information, please visit http://www.syneron-candela.com.

Media contact:
Heidi Donato, Cohn & Wolfe
E: Heidi.Donato@cohnwolfe.com
M: 516-359-1146
P: 516-221-0614

Investor Relations contact:
Zack Kubow, The Ruth Group
E: zkubow@theruthgroup.com
P: 646-536-7020